Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                             (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. PRICES $100 MILLION OF ITS
5 ½% CONVERTIBLE SENIOR SUBORDINATED NOTES

MORRISVILLE, N.C. – (June 30, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced the pricing of $100 million principal amount of its 5 ½% Convertible Senior Subordinated Notes due 2014 (the "Convertible Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Convertible Notes offering is expected to close on July 2, 2009. Alliance One has also granted the initial purchasers an option to purchase up to an additional $15 million aggregate principal amount of Convertible Notes solely to cover over-allotments.

The Convertible Notes will be general unsecured obligations of Alliance One, subordinated in right of payment to all of the Company's existing and future senior debt and *pari passu* in right of payment with all existing and future senior subordinated indebtedness. The Convertible Notes will pay cash interest semiannually at a rate of 5 ½% per annum and will be convertible at the option of the holders into shares of Alliance One common stock. The initial conversion rate of the Convertible Notes is 198.8862 shares of Alliance One common stock per $1,000 principal amount of Convertible Notes, corresponding to an initial conversion price per share of approximately $5.0280 (which represents a 20% conversion premium to $4.19, the reported closing price per share on June 29, 2009 for shares of Alliance One common stock on the New York Stock Exchange). The Convertible Notes will not be redeemable at the option of Alliance One before the maturity date. Holders of the Convertible Notes will have the option to require the Company to repurchase their Convertible Notes at 100% of their principal amount, plus any accrued interest, subject to certain conditions, upon the occurrence of certain events constituting a "Fundamental Change."

Alliance One intends to use a portion of the net proceeds from the offering of the Convertible Notes and a portion of the net proceeds from its offering of $570 million of its 10% senior notes due 2016 (the "Senior Notes") to fund the purchase price of its 11% senior notes due 2012, 8 ½% senior notes due 2012, 12 ¾% senior subordinated notes due 2012, 9 ⅝% senior notes due 2011, 7 ¾% senior notes due 2013 and 8% senior notes due 2012 (collectively, the "Existing Notes") that are validly tendered and accepted by the Company for purchase in its offer to purchase for cash (the "Tender Offer") any and all of the outstanding Existing Notes, which Alliance One commenced on June 9, 2009, including the payment of accrued and unpaid interest and any applicable early tender payments and early consent payments. The Tender Offer is conditioned upon, among other things, the successful completion of these offerings. The completion of the offering of the Convertible Notes is conditioned upon the concurrent closing of the offering of the Senior Notes and upon Alliance One receiving, at a minimum, an amendment to, or replacement of, its senior secured credit facility that permits the repurchase of the Existing Notes in the Tender Offer, the issuance of the Convertible Notes and the Senior Notes and the entry into the convertible note hedge transactions and warrant transactions described below.

In order to reduce the potential dilution with respect to its common stock upon conversion of the Convertible Notes, Alliance One will use a portion of the net proceeds of the offering of the Convertible Notes to pay the premium under the privately negotiated convertible note hedge transactions (the "convertible note hedge transactions") it has entered into with three counterparties, which include one initial purchaser of the Convertible Notes and affiliates of two other initial purchasers (the "hedge counterparties"). The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the number of shares of Alliance One common stock that will initially underlie the Convertible Notes sold in the offering, assuming the initial purchasers do not exercise their option to purchase additional Convertible Notes. The Company also entered into privately negotiated warrant transactions (the "warrant transactions") relating to the same number of shares of its common stock with the hedge counterparties. The Company will use the proceeds from the warrant transactions to offset the cost of the convertible note hedge transactions. If the initial purchasers exercise their option to purchase additional Convertible Notes, the Company may enter into additional convertible note hedge transactions and warrant transactions with the hedge counterparties in a manner proportionate to the increase in the number of shares of Alliance One common stock that will initially underlie the Convertible Notes purchased by the initial purchasers pursuant to their over-allotment option.

The convertible note hedge transactions are expected to reduce the potential dilution with respect to Alliance One common stock upon conversion of the Convertible Notes in the event that the value per share of Alliance One common stock, as measured under the convertible note hedge transactions, during the applicable valuation period, is greater than the strike price of the convertible note hedge transactions, which corresponds to the initial conversion price of the Convertible Notes and is similarly subject to customary anti-dilution adjustments. If, however, the price per share of Alliance One common stock, as measured under the warrants, exceeds the strike price of the warrant transactions during the applicable valuation period, there would be dilution from the issuance of Alliance One common stock pursuant to the warrants. The warrants have a strike price of $7.3325, which is subject to customary anti-dilution adjustments and represents a 75% premium to $4.19, the reported closing price per share on June 29, 2009 for shares of Alliance One common stock on the New York Stock Exchange.

In connection with hedging the convertible note hedge transactions and the warrant transactions, the hedge counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Alliance One common stock, concurrently with, or shortly after the pricing of, the Convertible Notes. These activities could have the effect of increasing or preventing a decline in the price of Alliance One common stock concurrently with or following the pricing of the Convertible Notes. In addition, the hedge counterparties or their respective affiliates may unwind various derivatives and/or purchase or sell Alliance One common stock in secondary market transactions prior to maturity of the Convertible Notes (and are likely to do so during the six month period prior to the maturity of the Convertible Notes), which could adversely impact the price of Alliance One common stock and of the Convertible Notes.

The Company intends to apply the remaining net proceeds of the offerings of the Convertible Notes and the Senior Notes to repay certain outstanding borrowings under its senior secured credit facility and for other general corporate purposes, which may in the future include retiring any Existing Notes not purchased in the Tender Offer.

This notice does not constitute an offer to sell, or the solicitation of an offer to buy, the Convertible Notes, the Senior Notes or any other securities. Any offers of the Senior Notes and the Convertible Notes will be made only by means of private offering circulars. The Senior Notes, the Convertible Notes and the shares of Alliance One common stock issuable upon conversion of the Convertible Notes are not being registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.

Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009.